UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934

(Amendment No. 5)

CyrusOne Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

23283R100

(CUSIP Number)

Christopher J. Wilson, Esq.
Vice President, General Counsel and Secretary
Cincinnati Bell Inc.
221 East Fourth Street
Cincinnati, Ohio 45202
(513) 397-9900

Copies to:

William V. Fogg, Esq.
Cravath, Swaine & Moore LLP
Worldwide Plaza
825 Eighth Avenue
New York, New York 10019
(212) 474-1000

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

December 31, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box.  ☐

 Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §§240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 23283R100

1	Names of Reporting Persons CINCINNATI BELL INC.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization OHIO
Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power
	8	Shared Voting Power 6,886,835*
	9	Sole Dispositive Power
	10	Shared Dispositive Power 6,886,835*
11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,886,835*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 9.5%
14	Type of Reporting Person (See Instructions) CO

* Consists of an aggregate of (i) 540,000 shares of common stock, par value $0.01 per share (“Common Stock”), of CyrusOne Inc., a Maryland corporation, owned by Data Center Investments Holdco LLC, an indirect wholly owned subsidiary of Cincinnati Bell Inc. and (ii) 6,346,835 shares of Common Stock owned by Data Centers South Holdings LLC, an indirect wholly owned subsidiary of Cincinnati Bell Inc.  Cincinnati Bell Inc. is the sole stockholder of Cincinnati Bell Technology Solutions Inc., which is the sole stockholder of Data Center Investments Inc., which is the sole member of Data Center Investments Holdco LLC.  Data Center Investments Inc. is also the sole stockholder of Data Centers South Inc., which is the sole member of Data Centers South Holdings LLC.  As a result, Cincinnati Bell Inc. exercises investment discretion and control over the shares of Common Stock referenced in clauses (i) and (ii) above.

CUSIP No. 23283R100

1	Names of Reporting Persons CINCINNATI BELL TECHNOLOGY SOLUTIONS INC.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization DELAWARE
Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power
	8	Shared Voting Power 6,886,835*
	9	Sole Dispositive Power
	10	Shared Dispositive Power 6,886,835*
11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,886,835*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 9.5%
14	Type of Reporting Person (See Instructions) CO

* Consists of an aggregate of (i) 540,000 shares of common stock, par value $0.01 per share (“Common Stock”), of CyrusOne Inc., a Maryland corporation, owned by Data Center Investments Holdco LLC, an indirect wholly owned subsidiary of Cincinnati Bell Technology Solutions Inc. and (ii) 6,346,835 shares of Common Stock owned by Data Centers South Holdings LLC, an indirect wholly owned subsidiary of Cincinnati Bell Technology Solutions Inc.  Cincinnati Bell Technology Solutions Inc. is the sole stockholder of Data Center Investments Inc., which is the sole member of Data Center Investments Holdco LLC.  Data Center Investments Inc. is also the sole stockholder of Data Centers South Inc., which is the sole member of Data Centers South Holdings LLC.  As a result, Cincinnati Bell Technology Solutions Inc. may be deemed to beneficially own the shares of Common Stock referenced in clauses (i) and (ii) above.

CUSIP No. 23283R100

1	Names of Reporting Persons DATA CENTER INVESTMENTS INC.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization DELAWARE
Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power
	8	Shared Voting Power 6,886,835*
	9	Sole Dispositive Power
	10	Shared Dispositive Power 6,886,835*
11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,886,835*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 9.5%
14	Type of Reporting Person (See Instructions) CO

* Consists of an aggregate of (i) 540,000 shares of common stock, par value $0.01 per share (“Common Stock”), of CyrusOne Inc., a Maryland corporation, owned by Data Center Investments Holdco LLC, a direct wholly owned subsidiary of Data Center Investments Inc. and (ii) 6,346,835 shares of Common Stock owned by Data Centers South Holdings LLC, an indirect wholly owned subsidiary of Data Center Investments Inc.  Data Center Investments Inc. is the sole member of Data Center Investments Holdco LLC.  Data Center Investments Inc. is also the sole stockholder of Data Centers South Inc., which is the sole member of Data Centers South Holdings LLC.  As a result, Data Center Investments Inc. may be deemed to beneficially own the shares of Common Stock referenced in clauses (i) and (ii) above.

CUSIP No. 23283R100

1	Names of Reporting Persons DATA CENTERS SOUTH INC.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization DELAWARE
Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power
	8	Shared Voting Power 6,346,835*
	9	Sole Dispositive Power
	10	Shared Dispositive Power 6,346,835*
11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,346,835*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 8.7%
14	Type of Reporting Person (See Instructions) CO

* Consists of an aggregate of 6,346,835 shares of common stock, par value $0.01 per share (“Common Stock”), of CyrusOne Inc., a Maryland corporation, owned by Data Centers South Holdings LLC, a direct wholly owned subsidiary of Data Centers South Inc.  As a result, Data Centers South Inc. may be deemed to beneficially own the shares of Common Stock referenced above.

CUSIP No. 23283R100

1	Names of Reporting Persons DATA CENTER INVESTMENTS HOLDCO LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization DELAWARE
Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power
	8	Shared Voting Power 540,000*
	9	Sole Dispositive Power
	10	Shared Dispositive Power 540,000*
11	Aggregate Amount Beneficially Owned by Each Reporting Person 540,000*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 0.7%
14	Type of Reporting Person (See Instructions) OO

* Consists of an aggregate of 540,000 shares of common stock, par value $0.01 per share, of CyrusOne Inc., a Maryland corporation, owned by Data Center Investments Holdco LLC.

CUSIP No. 23283R100

1	Names of Reporting Persons DATA CENTERS SOUTH HOLDINGS LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization DELAWARE
Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power
	8	Shared Voting Power 6,346,835*
	9	Sole Dispositive Power
	10	Shared Dispositive Power 6,346,835*
11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,346,835*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 8.7%
14	Type of Reporting Person (See Instructions) OO

* Consists of an aggregate of 6,346,835 shares of common stock, par value $0.01 per share, of CyrusOne Inc., a Maryland corporation, owned by Data Centers South Holdings LLC.

Explanatory Note

The purpose of this Amendment No. 5 (this “Amendment No. 5”) to the Schedule 13D filed with the U.S. Securities and Exchange Commission (the “SEC”) on February 28, 2014 (the “Original Schedule 13D”), as amended by Amendment No. 1 to the Original Schedule 13D filed with the SEC on June 25, 2014, Amendment No. 2 to the Original Schedule 13D filed with the SEC on April 9, 2015, Amendment No. 3 to the Original Schedule 13D filed with the SEC on July 2, 2015 and Amendment No. 4 to the Original Schedule 13D filed with the SEC on December 14, 2015, is to reflect a change in the percentage of common stock, par value $0.01 per share (“Common Stock”) of CyrusOne, Inc., a Maryland corporation (the “Issuer”) beneficially owned by the Reporting Persons, (i) as a result of the redemption by Data Center South Holdings LLC (“DCSH”), an indirect wholly owned subsidiary of Cincinnati Bell Inc. (“CBI”), of an aggregate of 6,346,835 common units of limited partnership interest in CyrusOne LP, a Maryland limited partnership, in exchange for an equal number of shares of Common Stock (the “Redemption”) on December 31, 2015 and (ii) based on 72,592,741 shares of Common Stock outstanding (comprised of 66,245,906 shares of Common Stock outstanding as of September 30, 2015 and an aggregate of 6,346,835 shares of Common Stock issued in the Redemption on December 31, 2015).  Except as set forth below, all Items of the Original Schedule 13D, as amended, remain unchanged.  Capitalized terms used in this Amendment No. 5 and not otherwise defined shall have the respective meanings assigned to such terms in the Original Schedule 13D.

  Item 5.  Interest in Securities of the Issuer

Item 5 is hereby amended and restated as follows:

Cincinnati Bell Inc.
(a),(b) The information set forth in Rows 7 through 13 of the cover page hereto for CBI is incorporated herein by reference. Amounts include 6,886,835 shares of Common Stock beneficially owned by CBI.  The percentage amount set forth in Row 13 on the cover page hereto for CBI is calculated based upon 72,592,741 shares of Common Stock outstanding (comprised of 66,245,906 shares of Common Stock outstanding as of September 30, 2015 and an aggregate of 6,346,835 shares of Common Stock issued in the Redemption on December 31, 2015).

(c)  None.

(d)  CBI, through its investment discretion and control over the shares of Common Stock owned by Data Center Investments Holdco LLC (“DCIH”) and DCSH, has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all such shares of Common Stock.

(e)  Not applicable.

Cincinnati Bell Technology Solutions Inc.
(a),(b) The information set forth in Rows 7 through 13 of the cover page hereto for Cincinnati Bell Technology Solutions Inc. (“CBTS”) is incorporated herein by reference. Amounts include 6,886,835 shares of Common Stock beneficially owned by CBTS.  The percentage amount set forth in Row 13 on the cover page hereto for CBTS is calculated based upon 72,592,741 shares of Common Stock outstanding (comprised of 66,245,906 shares of Common Stock outstanding as of September 30, 2015 and an aggregate of 6,346,835 shares of Common Stock issued in the Redemption on December 31, 2015).

(c)  None.

(d)  CBI, through its investment discretion and control over the shares of Common Stock owned by DCIH and DCSH, has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all such shares of Common Stock.

(e)  Not applicable.

Data Center Investments Inc.
(a),(b) The information set forth in Rows 7 through 13 of the cover page hereto for Data Center Investments Inc. (“DCI”) is incorporated herein by reference. Amounts include 6,886,835 shares of Common Stock beneficially owned by DCI.  The percentage amount set forth in Row 13 on the cover page hereto for DCI is calculated based upon 72,592,741 shares of Common Stock outstanding (comprised of 66,245,906 shares of Common Stock outstanding as of September 30, 2015 and an aggregate of 6,346,835 shares of Common Stock issued in the Redemption on December 31, 2015).

(c)  None.

(d)  CBI, through its investment discretion and control over the shares of Common Stock owned by DCIH and DCSH, has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all such shares of Common Stock.

(e)  Not applicable.

Data Centers South Inc.
(a),(b) The information set forth in Rows 7 through 13 of the cover page hereto for Data Centers South Inc. (“DCS”) is incorporated herein by reference. Amounts include 6,346,835 shares of Common Stock beneficially owned by DCS.  The percentage amount set forth in Row 13 on the cover page hereto for DCS is calculated based upon 72,592,741 shares of Common Stock outstanding (comprised of 66,245,906 shares of Common Stock outstanding as of September 30, 2015 and an aggregate of 6,346,835 shares of Common Stock issued in the Redemption on December 31, 2015).

(c)  None.

(d)  CBI, through its investment discretion and control over the shares of Common Stock owned by DCSH, has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all such shares of Common Stock.

(e)  Not applicable.

DCIH
(a),(b) The information set forth in Rows 7 through 13 of the cover page hereto for DCIH is incorporated herein by reference. Amounts include 540,000 shares of Common Stock owned by DCIH.  The percentage amount set forth in Row 13 on the cover page hereto for DCIH is calculated based upon 72,592,741 shares of Common Stock outstanding (comprised of 66,245,906 shares of Common Stock outstanding as of September 30, 2015 and an aggregate of 6,346,835 shares of Common Stock issued in the Redemption on December 31, 2015).

(c)  None.

(d)  CBI, through its investment discretion and control over the shares of Common Stock owned by DCIH, has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all such shares of Common Stock.

(e)  Not applicable.

DCSH
(a),(b) The information set forth in Rows 7 through 13 of the cover page hereto for DCSH is incorporated herein by reference. Amounts include 6,346,835 shares of Common Stock owned by DCSH.  The percentage amount set forth in Row 13 on the cover page hereto for DCSH is calculated based upon 72,592,741 shares of Common Stock outstanding (comprised of 66,245,906 shares of Common Stock outstanding as of September 30, 2015 and an aggregate of 6,346,835 shares of Common Stock issued in the Redemption on December 31, 2015).

(c)  None.

(d)  CBI, through its investment discretion and control over the shares of Common Stock owned by DCSH, has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all such shares of Common Stock.

(e)  Not applicable.

Certain of the directors and executive officers named in Item 2 above acquired beneficial ownership of shares of Common Stock through the Issuer’s directed share program established in connection with the IPO.  To the Reporting Persons’ knowledge, such shares represent less than 1% of the issued and outstanding shares of Common Stock in the aggregate and are not included in the percentages beneficially owned by the Reporting Persons.  To the Reporting Persons’ knowledge, the directors and executive officers named in Item 2 above have sole power to vote or to direct the vote, and to dispose or direct the disposition of, all of the shares of Common Stock that such directors and executive officers beneficially own.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  December 31, 2015

CINCINNATI BELL INC.

By:	/s/ Christopher J. Wilson
Name: Christopher J. Wilson
Title: Vice President, General Counsel and Secretary

CINCINNATI BELL TECHNOLOGY SOLUTIONS INC.

By:	/s/ Christopher J. Wilson
Name: Christopher J. Wilson
Title: Vice President, General Counsel and Secretary

DATA CENTER INVESTMENTS INC.

By:	/s/ Christopher J. Wilson
Name: Christopher J. Wilson
Title: Vice President, General Counsel and Secretary

DATA CENTERS SOUTH INC.

By:	/s/ Christopher J. Wilson
Name: Christopher J. Wilson
Title: Vice President, General Counsel and Secretary

DATA CENTER INVESTMENTS HOLDCO LLC

By:	/s/ Christopher J. Wilson
Name: Christopher J. Wilson
Title: Vice President, General Counsel and Secretary

DATA CENTERS SOUTH HOLDINGS LLC

By:	/s/ Christopher J. Wilson
Name: Christopher J. Wilson
Title: Vice President, General Counsel and Secretary